Contact

www.linkedin.com/in/jeremy-brockbank-854397206 (LinkedIn)

Jeremy Brockbank

Chairman/CEO - Volcanic Retail, Founder - Ant Hill Retail

Provo, Utah, United States

Experience

Volcanic Retail

Chairman/CEO

March 2020 - Present (3 years 3 months)

Provo, Utah

https://volcanicretail.com/

Ant Hill Retail

Owner

April 2011 - Present (12 years 2 months)

Kisstixx

President/CSO

May 2011 - May 2012 (1 year 1 month)

GOAL ZERO

Senior Account Manager

July 2010 - January 2012 (1 year 7 months)

Salt Lake City

Only Sr. Account Manager at GOAL ZERO. Went from $100,000 in sales to $17,000,000 from 2010-2012 and became the fastest growing retail brand on the Inc 5000.

Education

University of Oklahoma

M.Ed.